Exhibit 99.1

COMPLIANCE WITH THE KOREA EXCHANGE DISCLOSURE

REQUIREMENT

REGARDING (RUMORS/REPORT OF) POSSIBLE ACQUSITION OF

SHARES OF GAZTRANSPORT & TECHNIGAZ

POSCO clarifies that it has not considered acquisition of a certain number of shares of Gaztransport & Technigaz, a French corporation (the “Project”) and has not received any request from the Project as of April 16, 2012. Nevertheless, POSCO may consider participating in the Project in the future if there is any request therefor from domestic shipbuilders.

In accordance with the disclosure requirements under the Korea Exchange regulations, POSCO will promptly disclose material information regarding the Project as soon as any such information is made available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date : April 17, 2012	By	/s/ Park, Han-Yong
(Signature)*
* Print the name and title under the signature of the signing officer.	Name:	Park, Han-Yong
	Title:	President and Representative Director